Exhibit 99.1

SaverOne Presents Business Update with YoY Revenue Growth of 127% for the First Nine Months of 2022

Demonstrating accelerated growth with Q3 being the best ever quarter in terms of revenues and 1,500 installations to-date

Petah Tikvah, Israel, December 21, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today presented its results for the nine month period ended September 30, 2022 and presented recent business updates.

Highlights of the First Nine Months of 2022*

●	The Company has successfully penetrated many large companies in Israel with significant vehicle fleets and international presence, with significant future growth potential.

●	In line with its strategy, the Company has been building a strong presence among strategic international customers with subsidiaries in Israel and in 2023, targets expanding its activity into the international market.

●	As of November 30, 2022, about 2,000 systems have been ordered of which nearly 1,500 have been installed; installations continue to increase and November’s installations were at highest-ever levels.

●	Strong revenue growth with revenues of NIS 754,000 (~$213,000), an increase of 127% year-over-year compared with NIS 332,000 (~$94,000) in the same period last year.

●	It is noted that SaverOne is in its early revenue growth stage with primary focus on sales and marketing and investment in R&D and advancing its technology. Reported net loss of NIS 19,742,000 (~$5,572,000) compared with net loss of NIS 19,203,000 (~$5,420,000) in the same nine-month period of last year.

●	Reported NIS 32 million (~$9.1 million) in cash and equivalents as of September 30, 2022.

Management Comment

Commented Mr. Ori Gilboa, CEO of SaverOne, “We are very pleased with the progress we are making on our strategy, on our technological development as well as strong success on the commercialization side. The release of our second-generation global product was a very significant milestone for us. It marks our transition into the international expansion phase of our growth strategy. Furthermore, it broadened the opportunities for new applications and verticals. We recently had a successful proof-of-concept trial of our ADAS sensor, with a leading global European-based bus and truck manufacturer to detect Vulnerable Roads Users (VRUs) and prevent collisions. We believe our new VRU solution, together with our global in-cab Driver Distraction Prevention Solution (DDPS), will significantly expand our addressable markets and will inherent huge growth potential for us, both in the OEM and the after-market local and global customers.”

“On the commercialization side, we are seeing significant and growing traction, both in Israel and now increasingly in international markets. In recent months, we have continued to add new customers in our local market, many of which are part of much larger global companies, bringing us significant potential to expand our penetration globally amongst both our existing customer base and new customers. We also signed our first international MOU with Iveco, a leading global OEM, for integrating our DDPS solution in Iveco’s trucks. Iveco’s large customer base represents a key market and very significant growth potential for our technology.”

“We believe this is just the beginning and our recent successes are only early indications of our significant long-term potential and capabilities. We have never been more optimistic about our prospects for SaverOne and I look forward to realizing that potential over the coming quarters and years," concluded Mr. Gilboa.

Recent Developments Summary

●	SaverOne Wins Follow-on Contract with ReadyMix Industries Following Successful Trial: following an initial successful trial earlier this year among a small group of trucks, SaverOne has received an expanded order for a further 25 cement trucks from ReadyMix Industries (Israel). ReadyMix and its parent company, Cemex Group, a global leader in the building materials industry, both present significant potential for SaverOne, with fleets of hundreds of cement mixer trucks and heavy vehicles.

●	SaverOne Announces $1.5 Million Private Placement: SaverOne announced that on December 12 2022 it has entered into a securities purchase agreement with Alejandro Weinstein, a prominent private equity investor and partner in a number of private equity funds, to raise approximately $1.5 million through the private placement of 809,061 American Depository Shares (ADS) at a price of $1.854 per ADS, representing a 58% premium on the closing price of the Company's ADSs on December 9, 2022.

●	SaverOne System to be Installed on Brimag's Entire Fleet of Technician Vehicles: Following a successful trial, Brimag, one of Israel's leading importers and distributers of home appliances and consumer electronics, decided to install the SaverOne System across its entire fleet of technician vehicles.

●	Entire Truck Fleet of Global Manufacturer to Install the SaverOne System: A leading global chemical manufacturer with over fifty production sites across multiple countries will equip its entire fleet of seventy heavy duty trucks with the SaverOne System. This follows extensive tests across a small portion of its fleet.

●	Osem-Nestle Expands Installation of the SaverOne Protection System Across its Fleet: Osem-Nestle ordered fifty new SaverOne Systems for their employee vehicles with additional systems to be installed at a later stage with an eventual goal of equipping their entire fleet of cars and trucks. This new order follows a successful six-month trial period covering an initial thirty vehicles. At the close of the trial period, Osem-Nestle conducted an internal survey among users and SaverOne's system received very high satisfaction feedback.

●	SaverOne Signs First MOU with Leading Global Vehicle Manufacturer Iveco: Signed a memorandum of understanding (MOU) with leading global truck manufacturer, Iveco, for integrating the SaverOne System to prevent driver distraction from cellphone use, within Iveco's trucks. A final agreement is expected to be signed at the beginning of next year. Starting in 2024, Iveco is expected to offer its new trucks to its global customer base, equipped with SaverOne's technology.

●	SaverOne Enters ADAS Market - Leveraging its new Gen-2 Technology for Detection of Vulnerable Road Users: Completed a proof-of-concept (POC) demonstration with a major European bus and truck manufacturer with significant global sales. The proof-of-concept demonstrated SaverOne's solution for Vulnerable Road Users and pedestrian (VRU) detection, based on its second-generation technology. SaverOne's VRU technology significantly enhances the performance of current Advanced Driver Assistance System (ADAS) sensors through its superior abilities to deal with non-line of sight) hazards, adverse weather conditions and low visibility.

●	SaverOne Announces Generation-2 of its Core Technology and Global Aftermarket Product: The new and advanced second-generation product, is built on top-tier elements. The product will operate globally with improved accuracy and response time, enhancing the user experience. The second-generation technological platform is also the basis for SaverOne's OEM solution for vehicle manufacturers as well as for other verticals, within the automotive industry and beyond it.

●	SaverOne to Protect the Trucks of one Israel's Leading Shipping & Logistics Companies: Moviley Dror, the local transportation partner of Fritz, a leader in international logistics and shipping for the supply chain market and a partner of international shipping giant, FedEx, installed the SaverOne System into an initial batch of twenty trucks out of a fleet of 150 in Israel. The potential for SaverOne is to expand sales across Moviley Dror's entire fleet in Israel and ultimately penetrate the fleets of its partners both locally and globally.

●	Strauss Frito-Lay Chooses the SaverOne Protection System for its Delivery Trucks in Israel: This is a breakthrough for SaverOne with a major global food manufacturer and represents significant long-term growth potential and follows a successful trial period over a number of months, in which Strauss Frito-Lay tested all aspects of the system.

●	Israel Airports Authority Announces Installation of SaverOne Systems to Fight Traffic Accidents: This represents a strategic first penetration into an international airport for SaverOne, a closed facility with highly sensitive, expensive and critical equipment where an accident will be potentially very costly.

●	SaverOne Protection System Installed in NovoLog Pharmaceutical Delivery Trucks: Represents the penetration of the pharmaceutical delivery vertical, installing an initial ten SaverOne systems on Novolog delivery trucks. The potential is hundreds of delivery trucks in Israel. Novolog is a leading Israeli healthcare company, with a focus on pharmaceutical and medical device distribution and logistics.

Financial Summary for the First Nine Months of 2022

Revenues increased by 127% to NIS 754,000 (~$213,000) for the nine months ended September 30, 2022, compared to NIS 332,000 (~$94,000) for the nine months ended September 30, 2021. This increase was mainly the result of new agreements entered into in 2022 related to the Generation 1.0 solution.

Research and development expenses, net were NIS 16,276,000 (~$4,594,000) for the nine months ended September 30, 2022, compared to NIS 13,251,000 (~$3,740,000) for the nine months ended September 30, 2021. This increase resulted mainly from salaries and related expenses and subcontractors, due to an increase in the number of employees and an increase in research and development activity, mainly related to the development of the Generation 2.0 solution.

Selling and marketing expenses were NIS 1,026,000 (~$290,000) for the nine months ended September 30, 2022, compared to NIS 2,070,000 (~$584,000) for the nine months ended September 30, 2021. Selling and marketing expenses for the nine months ended September 30, 2022 included mainly sales department costs. Selling and marketing expenses for the nine months ended September 30, 2021 included mainly share-based compensation in the amount of NIS 1,456,000 recorded with respect of unregistered rights issued to Keshet Holding Limited Partnership ("Keshet") pursuant to an arrangement with Keshet for media advertisement for the Company on Keshet’s various media channels. The agreement with Keshet ended during 2021.

General and administrative expenses were NIS 4,358,000 (~$1,230,000) for the nine months ended September 30, 2022, compared to NIS 3,768,000 (~$1,064,000) for the nine months ended September 30, 2021. The increase resulted mainly from expenses associated with being a public company on Nasdaq.

Financing income, net for the nine months ended September 30, 2022 were NIS 1,688,000 (~$476,000) compared to Finance expenses of NIS 195,000 (~$55,000) for the nine month period ended September 30, 2021. The increase was due mainly to exchange differences due to an increase in the USD/NIS exchange rate and from revaluation of warrant liability less direct and incremental issuance costs incurred through the initial public offering in the Unites States allocated to derivative warrant liability.

Net loss was NIS 19,742,000 (~$5,572,000) for the nine months ended September 30, 2022, compared to NIS 19,203,000 (~$5,420,000) for the nine months ended September 30, 2021.

Cash and cash equivalents and short-term bank deposits as of September 30, 2022, amounted to NIS 32.1 million (~$9.1 million).

*Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.543 to $1.00, based on the representative exchange rate reported by the Bank of Israel on September 30, 2022.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of September 30,		As of December 31,
	2022	2021	2021
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	32,096	8,579	8,683
Short-term bank deposits	-	11,823	5,012
Trade receivables	581	510	501
Other current assets	1,707	1,342	1,159
Inventory	1,523	422	825
Total current assets	35,907	22,676	16,180

Non-current assets
Property and equipment, net	235	194	238
Deferred offering costs	-	-	1,155
Restricted deposits	199	191	191
Right of use asset, net	673	1,099	992
Total non-current assets	1,107	1,484	2,576

Total assets	37,014	24,160	18,756

Current liabilities
Current maturities of leasing liabilities	467	467	467
Trade payables	1,760	676	942
Other current liabilities	3,453	2,128	3,522
Derivative warrants liability	3,483	-	-
Liability in respect of government grants	331	205	109
Total current liabilities	9,494	3,476	5,040

Non-current liabilities
Liability in respect of government grants	889	992	1,059
Leasing liability, net current	289	707	605
Total non-current liabilities	1,178	1,699	1,664

Shareholders' equity
Share capital and premium	113,143	80,440	80,440
Capital reserve in respect of share-based payment	9,754	8,071	8,425
Accumulated deficit	(96,555)	(69,526)	(76,813)
Total shareholders’ equity	26,342	18,985	12,052

Total liabilities and shareholders’ equity	37,014	24,160	18,756

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited
Revenues	754	332	450
Cost of revenues	(524)	(251)	(288)
Gross profit	230	81	162

Research and development expenses, net	(16,276)	(13,251)	(18,847)
Selling and marketing expenses	(1,026)	(2,070)	(2,431)
General and administrative expenses	(4,358)	(3,768)	(5,149)
Operating loss	(21,430)	(19,008)	(26,265)

Financing expenses	(824)	(204)	(228)
Financing income	2,512	9	3
Financing income (expenses), net	1,688	(195)	(225)

Loss for the period	(19,742)	(19,203)	(26,490)
Comprehensive loss for the period	(19,742)	(19,203)	(26,490)

Basic and diluted loss per share	(1.33)	(2.41)	(3.33)
Weighted average of number of shares used to calculate the basic and diluted loss per share	14,850,476	7,951,994	7,960,239

About the SaverOne System

SaverOne systems can be installed in private vehicles, trucks and buses and provide a solution to the problem of driver distraction away from the road, that results from drivers using specific distracting applications on the mobile device while driving, in a way that endangers their safety and the safety of passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile device while driving.

SaverOne's technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging while allowing navigation, without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, as well as insurance and leasing companies that are very interested in reducing potential damages and significant costs. SaverOne is initially addressing car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future. The Company’s longer-term strategy is to address vehicle manufacturers, to install the Company's protection technologies in the vehicle manufacturing process as an OEM.

About SaverOne

SaverOne is a technology company engaged in the design, development, and commercialization of transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, designed to save lives by preventing car accidents resulting from distraction via mobile phone use while driving. The SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of distracting applications that may become life-threatening.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il